787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 23, 2021

VIA EDGAR

Mindy Rotter

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock MuniAssets Fund, Inc.

(Securities Act File No. 333-258015, Investment Company Act File No. 811-07642)

Response to Staff Comments

Dear Ms. Rotter and Mr. Grzeskiewicz:

On behalf of BlackRock MuniAssets Fund, Inc. (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on August 17, 2021 regarding the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed on July 19, 2021.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Accounting Staff Comments

Comment No. 1:	The Staff respectfully reminds the Fund that the Staff will need to perform a review of the open financial information items prior to declaring the Registration Statement effective. The Staff may have additional comments on such portions when the Fund completes them in a pre-effective amendment, on disclosures made in response to the Staff’s comments, on information supplied supplementally, or on exhibits added in any amendment.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

August 23, 2021

Response:	The Fund notes the Staff’s comment. The open financial information was provided to the Staff via email on August 19, 2021.

Comment No. 2:	Please confirm supplementally that live links to all documents incorporated by reference will be included in the Amendment.

Response:	The Fund confirms that the Amendment will include live links to all documents incorporated by reference.

Comment No. 3:	Please provide supplementally the name of the independent registered public accounting firm for the Fund.

Response:	Deloitte & Touche LLP serves as the Fund’s independent registered public accounting firm.

Disclosure Staff Comments

Comment No. 4:	The Staff reminds the Fund of the Staff’s position that the ratio of a transferable rights offering may not exceed one new share for each three rights.

Response:	The Fund notes the Staff’s comment.

Comment No. 5:	Prospectus Supplement for Subscription Rights to Acquire Shares of Common Stock. In the section of the Prospectus Supplement entitled “Description of the Rights Offering—Sale of Rights,” please consider bolding the text of the following sentence: “Holders of Rights who are unable or do not wish to exercise any or all of their Rights may contact the Subscription Agent to facilitate the sale of any unexercised Rights.”

Response:	The requested change will be made in the Amendment.

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August 23, 2021

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP